Exhibit 99.3

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Mitchells & Butlers plc

2. Name of shareholder having a major interest

AXA S.A. Group

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

AXA S.A. Funds

5. Number of shares / amount of stock acquired

Not stated

6. Percentage of issued class

Not stated

7. Number of shares / amount of stock disposed

Not applicable

8. Percentage of issued class

Not applicable

9. Class of security

Ordinary shares

10. Date of transaction

Not stated

11. Date company informed

9 December 2005

12. Total holding following this notification

7,009,020 beneficial interest

70,526,396 non-beneficial interest

13. Total percentage holding of issued class following this notification

1.41% beneficial interest

14.14% non-beneficial interest

14. Any additional information

………………………………………………………

15. Name of contact and telephone number for queries

Victoria M Penrice 0121 498 6514

16. Name and signature of authorised company official responsible for making this notification

Victoria M Penrice

Date of notification

12 December 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.